                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      GOLDEN ISLES FINANCIAL HOLDINGS, INC.
                     ---------------------------------------
                                (Name of issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of class of securities)

                                   0003810871
                                   ----------
                                 (CUSIP Number)

                                Gregory S. Junkin
                                 P.O. Box 30297
                            Sea Island, Georgia 31561
                                 (912) 638-4447

                     ---------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                            Bruce N. Hawthorne, Esq.
                                 King & Spalding
                              191 Peachtree Street
                           Atlanta, Georgia 30303-1763

                                February 11, 1997
                                -----------------
                          (Date of event which requires
                            filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)






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                                 AMENDMENT NO. 2
                                       TO
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following to the information previously filed under this item:

         On January 17, 1997, the Reporting Persons delivered to the Company on behalf of the holders of approximately 28% of the outstanding Shares requests for the call of a special meeting. On January 17, 1997, Mr. Gregory S. Junkin ("Mr. Junkin"), as the "Officer of Persons Calling the Meeting" appointed by holders of more than 25% of the outstanding Shares, delivered notice (the "Original Notice") to the shareholders of the special meeting.

         After the Original Notice had been delivered by Mr. Junkin to the shareholders, the attorney for the group of directors that has taken control of the existing Board and appointed Mr. Thomas J. Whelchel as interim chairman (the "Whelchel Group") sent, on January 22, 1997, a letter to Mr. Junkin's attorneys purportedly questioning Mr. Junkin's authority to send the Original Notice and stating the Whelchel Group's desire for the special meeting to be delayed until March 20, 1997. Mr. Junkin replied to the letter through his attorney by clarifying for the Whelchel Group and their attorney the basis for Mr. Junkin's authority to send the notice and agreeing to postpone the special meeting at the request of the Whelchel Group so long as the special meeting would occur no later





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than Tuesday, March 11, 1997. In addition, to avoid further controversy about the special meeting, Mr. Junkin's response was conditioned upon the Board's passing resolutions confirming that (i) the shareholders have made a valid demand for the special meeting, (ii) the Original Notice is ratified, approved and confirmed; (iii) the date of the special meeting would be deferred to March 11, 1997; (iv) the Board will not take any action to delay or defer holding the special meeting on the mutually agreed date; (v) the Board authorizes Mr. Junkin to give an amended notice of the special meeting; and (vi) the record date for the special meeting will be the date the first amended notice is sent to the shareholders.

         On January 28, 1997, Mr. Junkin's attorneys sent to the Whelchel Group's attorneys a letter stating that the special meeting would be conducted in accordance with the bylaws of the Company, as in effect on such date.

         On January 29, 1997, the Board, by a unanimous written consent, confirmed the items listed above. On the same date, Mr. Junkin, as the "Officer of Persons Calling the Meeting", delivered an amended notice of the special meeting to the shareholders.

         On January 31, 1997, the Reporting Persons filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934 relating to the solicitation of proxies from shareholders of the Company in favor of the Special Meeting Proposals and the election of Gregory S. Junkin or, in his absence, Paul D. Lockyer as the Chairman of the Special Meeting.

         The Special Meeting Proposals are intended to prevent the Whelchel Group from taking further actions to limit the Company's scope of operation in opposition to the Reporting Persons'





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understanding of the historical purpose of the Company to become a diversified financial services company. The purpose of changing the size of the Board and filling the vacancies created either by the removal of existing members of the Board or the increase in the size of the Board with the Proposal A Nominees or the Proposal B Nominees (the "Reporting Persons' Nominees") is to place on the Board directors who, as are Mr. Junkin and Mr. Lockyer, are committed, subject to their fiduciary duties, to a business plan for the Company which, consistent with the Reporting Persons' understanding of the historical purpose of the Company, would permit the Company to become a diversified financial services company operating in Georgia, other sections of the Southeast and in other geographic areas offering attractive opportunities.

       The Reporting Persons have designated, as the Proposal A Nominees, Mr. Edward V. Baich, Mr. John M. Froehlich, Mr. Frank J. Guzikowski, Mr. Richard S. Holson and Mr. James M. Showalter and, as the Proposal B Nominees, Mr. Holson and Mr. Showalter. The Reporting Persons have set forth biographical information and other pertinent information on the Reporting Persons' Nominees in the Preliminary Proxy Statement.

       On or about February 11, 1997, the Reporting Persons filed a definitive proxy statement with the Commission and mailed copies of the definitive proxy statement to the shareholders of the Company.




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                                    SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 10, 1997


                                                 /s/ Gregory S. Junkin
                                                 -------------------------
                                                 Gregory S. Junkin


                                                 /s/ Paul D. Lockyer
                                                 -------------------------
                                                 Paul D. Lockyer


                                                 /s/ Scott A. Junkin
                                                 -------------------------
                                                 Scott A. Junkin






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                                    EXHIBIT 1

                             Joint Filing Agreement
                           (Pursuant to Rule 13d-1(f))


       The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.


Dated: March 10, 1997



                                                 /s/ Gregory S. Junkin
                                                 -------------------------
                                                 Gregory S. Junkin


                                                 /s/ Paul D. Lockyer
                                                 -------------------------
                                                 Paul D. Lockyer


                                                 /s/ Scott A. Junkin
                                                 -------------------------
                                                 Scott A. Junkin






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                                  EXHIBIT INDEX

Exhibit                                        Description
-------                                        ------------
1.                         Joint Filing Agreement (Pursuant to Rule 13d-1(f))









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